SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                          360 Communications Company


                                (Name of Issuer)

                    Common Stock, Par Value $0.01 per Share


                         (Title of Class of Securities)

                                   885571109

                     (CUSIP Number of Class of Securities)

                               Francis X. Frantz
                               ALLTEL Corporation
                                One Allied Drive
                          Little Rock, Arkansas 72202
                           Telephone: (501) 905-8111


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications

                                    Copy to:

                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                            New York, New York 10022
                         Attn: J. Michael Schell, Esq.

                                 March 16, 1998


            (Date of Event Which Requires Filing of This Statement)

           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition that is the
           subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
           check the following:           ( )

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

         CUSIP No. 885571109            13D             Page 2 of 10 Pages


     _________________________________________________________________
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          ALLTEL Corporation (34-0868285)

     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     _________________________________________________________________
     (3)  SEC USE ONLY

     _________________________________________________________________
     (4)  SOURCE OF FUNDS
          [WC, BK, OO]
     _________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )


     __________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     _________________________________________________________________
                                     (7)  SOLE VOTING POWER
           NUMBER OF                      24,138,700 (1)
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                       None
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                        24,138,700 (1)
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER
                                          None
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,138,700 (1)
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          16.6% (2)
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON
          [CO, HC]
     _________________________________________________________________

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


         (1) The shares of common stock of 360 Communications Company ("Issuer") covered by this report are purchasable by ALLTEL Corporation ("ALLTEL") upon exercise of an option (the "Option") granted to ALLTEL pursuant to the Stock Option Agreement, dated as of March 16, 1998, between Issuer and ALLTEL (the "Stock Option Agreement") and described in Item 4 of this report. Prior to the exercise of the Option, ALLTEL is not entitled to any rights as a stockholder of the Issuer as to the shares covered by the Option. The Option entitles ALLTEL to purchase up to 24,138,700 shares of common stock of Issuer, subject to adjustment in certain circumstances. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, ALLTEL expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by ALLTEL upon exercise of the Option.

                  The number of shares indicated represents approximately 19.9% of the total outstanding shares of common stock of the Issuer as of March 10, 1998, excluding shares issuable upon exercise of the Option.

         (2) Adjusted to reflect the issuance by the Issuer of 24,138,700 shares of common stock of the Issuer upon exercise of the Option as described herein.

Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock," an individual share of which is a "Share"), of 360 Communications Company, a Delaware Corporation (the "Issuer"). The principal offices of the Issuer are located at 8725 West Higgins Road, Chicago, Illinois 60631.

Item 2.  Identity and Background

         This Schedule 13D is filed by ALLTEL Corporation, a Delaware Corporation ("ALLTEL"). ALLTEL is an information technology company that provides wireline and wireless communications and information services. ALLTEL's headquarters are located at One Allied Drive, Little Rock, Arkansas 72202.

         During the last five years, to the best knowledge of ALLTEL, neither ALLTEL nor any executive officer or director of ALLTEL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violation with respect to such laws.

         The name, business address, present principal occupation and citizenship of each executive officer and director is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

         This statement relates to an option granted to ALLTEL by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Option"). The Option entitles ALLTEL to purchase up to 24,138,700 Shares (the "Option Shares") under the circumstances specified in the Stock Option Agreement, dated as of March 16, 1998, between ALLTEL and the Issuer
(the "Stock Option Agreement") for a purchase price of $33.90 per Share
(the "Purchase Price"). Reference is hereby made to the Stock Option Agreement, a copy of which is filed as Exhibit 1 hereto, for the full text of its terms, including the conditions upon which it may be exercised. The Stock Option Agreement is incorporated herein by reference in its entirety.

         As set forth in the Stock Option Agreement, the Option was granted by the Issuer as an inducement to ALLTEL to enter into the Agreement and Plan of Merger, dated as of March 16, 1998, among ALLTEL, Pinnacle Merger
Sub, Inc., a  Delaware Corporation ("Pinnacle Merger Sub"), and the Issuer
(the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of ALLTEL, the stockholders of the Issuer and various regulatory agencies), Pinnacle Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation, and each issued and outstanding share of Common Stock will be converted into
 .74 share of common stock, par value $1.00 per share, of ALLTEL. Upon consummation of the Merger, the Issuer will become a wholly-owned subsidiary of ALLTEL. If the Merger is consummated in accordance with the terms of the Merger Agreement, the Option will not be exercised. No monetary consideration was paid by ALLTEL to the Issuer for the Option.

         If ALLTEL elects to exercise the Option, it currently anticipates that the funds needed to pay the Purchase Price will be generated by a combination of available working capital and other available borrowings.

Item 4.  Purpose of Transaction

         As stated above, the Option was granted to ALLTEL in connection with the execution of the Merger Agreement. The Option shall become exercisable upon the occurrence of a Purchase Event (as defined in the Stock Option Agreement), including, without limitation, upon the Issuer's acceptance of a Superior Offer (as defined in the Merger Agreement) or upon the withdrawal or modification of the Issuer's approval or recommendation of the Merger Agreement and the transactions contemplated thereby. None of such events has occurred at the time of this filing.

         At such time as the Option becomes exerciseable, ALLTEL has the right, in lieu of exercising the Option to acquire the Option Shares, to require the Issuer to pay per Option Share the difference between the Purchase Price and the average market price of the Common Stock during the ten New York Stock Exchange trading days commencing on the 12th New York Stock Exchange trading day immediately preceding the date ALLTEL provides written notice to the Issuer of its intention to exercise such right, but in no event shall the Issuer be required to pay ALLTEL more than $2.00 per Option Share.

         In the event that ALLTEL exercises the Option pursuant to Section 2(a) of the Stock Option Agreement, the Issuer, upon providing written notice to ALLTEL prior to the closing of the sale of Option Shares to ALLTEL pursuant to the Option, may require ALLTEL to sell to the Issuer the Option Shares immediately following the consummation of such sale at a purchase price per share equal to the Purchase Price plus $2.00.

         ALLTEL has the right to cause the Issuer to prepare and file up to two registration statements under the Securities Act of 1933, as amended

(the "Act"), in order to permit the sale by ALLTEL of any Option Shares purchased under the Option.

         The directors of Pinnacle Merger Sub immediately prior to the effective time of the Merger will become the directors of the Issuer upon consummation of the Merger in accordance with the terms of the Merger Agreement.

         In the event the Merger is consummated, the Common Stock will be delisted from the New York Stock Exchange and any other exchange, and will become eligible for termination of registration under the Act.

         The descriptions herein of the Stock Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are filed hereto as Exhibits 1 and 2, respectively, and which are incorporated herein by reference in their entirety.

         Other than as described above in Item 3 and this Item 4, ALLTEL has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although ALLTEL reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

         As a result of the issuance of the Option, ALLTEL may be deemed to be the beneficial owner of 24,138,700 Shares, which would represent approximately 16.6% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding on March 10, 1998, as set forth in the Merger Agreement). ALLTEL will have sole voting and dispositive power with respect to such Shares.

         The Option Shares described herein are subject to the Option, which is not currently exerciseable. Nothing herein shall be deemed an admission by ALLTEL as to the beneficial ownership of any Shares, and, prior to exercise of the Option, ALLTEL disclaims beneficial ownership of all Option Shares.

         Except as described herein, to the best knowledge of ALLTEL, neither ALLTEL nor any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except for the Merger Agreement and the Stock Option Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

         Exhibit           Description

              1 Stock Option Agreement, dated as of March 16, 1998, between 360 Communications Corporation, as Issuer, and ALLTEL Corporation, as Grantee.

              2 Agreement and Plan of Merger, dated as of March 16, 1998, among 360 Communications Company, ALLTEL Corporation and Pinnacle Merger Sub, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

March 23, 1998                      ALLTEL Corporation


                                    By:/s/Francis X. Frantz
                                          Name: Francis X. Frantz
                                          Title: Senior Vice President -
                                                 External Affairs and
                                                    General Counsel

                                   Schedule A

         The name, business address and principal occupation of each executive officer and director of ALLTEL Corporation are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with ALLTEL Corporation. Each of these persons is a United States citizen.


Name                                    Principal Occupation
                                        and Business Address

Joe T. Ford*                            Chairman of the Board of Directors and
                                        Chief Executive Officer

Scott T. Ford*                          Executive Vice President and Director

Tom T. Orsini*                          Executive Vice President

Francis X. Frantz*                      Senior Vice President - External
                                        Affairs and General Counsel

Dennis J. Ferra*                        Senior Vice President - Chief
                                        Financial Officer

John L. Comparin*                       Vice President - Human Resources and
                                        Administration

Ronald D. Payne*                        Vice President - Business Development

Jerry M. Green*                         Treasurer

John M. Mueller*                        Controller

Michael D. Andreas                      Director
                                        #1 Main Place, Suite 800
                                        101 South Main Street
                                        Decatur, IL 62523

John R. Belk                            Director
                                        President and COO
                                        Belk Stores Services, Inc.
                                        2801 West Tyvola
                                        Charlotte, NC 28217-4500

Lawrence L. Gellerstedt, III            Director
                                        President and CEO

                                        American Business Products, Inc.
                                        2100 RiverEdge Parkway, Suite 1200
                                        Atlanta, GA 30328

W. W. Johnson                           Director
                                        Chairman of the Executive Committee
                                        NationsBank Corporation
                                        NationsBank Plaza
                                        1901 Main Street, 18th Floor
                                        Columbia SC 29201

Emon A. Mahoney, Jr.                    Director
                                        10701 Hunters Point Road
                                        Fort Smith, AR 72903

John P. McConnell                       Director
                                        Chairman and CEO
                                        Worthington Industries, Inc.
                                        1205 Dearborn Drive
                                        Columbus, OH 43085

Josie C. Natori                         Director
                                        Chief Executive Officer
                                        The Natori Company
                                        40 East 34th Street
                                        New York, NY 10016

Ronald Townsend                         Director
                                        13440 Ellsworth Lane
                                        Jacksonville, FL 32225

William H. Zimmer, Jr.                  Director
                                        Gulf and Bay Club
                                        5750 Midnight Pass Road, Apt. 103E
                                        Sarasota, FL 34242


--------
     * The director's or officer's address is ALLTEL Corporation, One Allied Drive, Little Rock, Arkansas 72202

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